Atlas Copco **Press Release from the Atlas Copco Group**

For further information please contact:
Björn Rosen[redacted]iness Area Executive, Construction and Mining Technique
[redacted] + 46 (0)70 417 85 02
[redacted]r Vice President Communications

Atlas Copco finalizes the acquisition of the Indian part of the Ingersoll-Rand Drilling Solutions business

Stockholm, Sweden, September 9, 2004: Atlas Copco (India) Ltd, has finalized the acquisition of the Drilling Solutions business from Ingersoll-Rand (India) Ltd., as of the close of business on August 31, 2004.

The transaction was valued at BINR 1.375 (MSEK 225), and the business had an annual turnover of approximately BINR 1.2 (MSEK 196) in 2003.

As with the global Drilling Solutions transaction, which closed on June 30, 2004, this acquisition will give Atlas Copco India the products to expand in the open pit mining market, particularly in coal and iron ore. This is also a strategic move towards making Atlas Copco India a leading supplier to one of Asia's largest construction and mining markets.

The Indian business will form a part of the new Atlas Copco Drilling Solutions division. Production, sales and service activities of the Drilling Solutions business will be integrated into the existing Atlas Copco India structures. The integration process began on September 1, 2004.

Atlas Copco (India) Ltd. is listed on the Bombay Stock Exchange and informed the stock exchange accordingly.

Drilling Solutions is a division within the Construction and Mining Technique business area of the Atlas Copco Group. The division develops, manufactures, and markets rotary drill rigs and threaded accessories. The products are used mainly for surface mining and deep-hole drilling. The divisional head office and main production plant is in Garland, Texas, the United States, with further plants in for example the United States, China, and Japan.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.